Filed by Companhia Siderúrgica Nacional Holdings, LLC
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Wheeling-Pittsburgh Corporation
Commission File No.: 000-50300

The Transformation of Wheeling-Pittsburgh August 2006

The information contained in this presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC. Template Color Palette Headline: UBS Headline Font: Frutiger 55 Roman Default Font Size for Text: 14 R=185 G=0 B=0 R=255 G=210 B=0 R=76 G=70 B=186 R=100 G=155 B=110 R=155 G=155 B=155 R=132 G=87 B=165 R=11 G=138 B=225 Forward-Looking Statements

Wheeling-Pittsburgh's Strategic Goals Actions Goals

Strong Strategic Rationale Upgrade of hot strip mill and increased capacity to 4.0mm tons energy efficient new furnace will drive a competitive cost structure through gas savings additional throughput of 600,000 tons reduces costs per ton significant operating efficiencies and improved productivity Increased downstream capabilities broader value added product offering and specifications adds additional 900,000 tons of high-quality cold-rolling capacity, including, after capital investments, 700,000 tons of hot-dip galvanized capacity Slab agreement provides long-term guaranteed source of supply alignment of economic interests promotes reliable supply promotes variable cost structure favorable working capital terms Exclusive US and Canadian distribution rights of CSN's flat-rolled steel products $225 million financing underscores capital investment plan Improved financial liquidity position Technology and knowledge transfer

Transaction Summary Transaction Overview Transforming Capital Investment by CSN Timing Slab Supply Agreement Pro forma for transaction, WPC shareholders to own 50.5% of New WPC and CSN to own 49.5% CSN Steel Processing facility ("CSN Steel Processing") will be a wholly-owned subsidiary of New WPC New WPC common stock will be publicly listed Long-term slab supply agreement Market pricing based on targeted volumes Favorable working capital terms Concurrent with merger, CSN to provide $225 million in convertible financing Proceeds used to upgrade and expand WPC hot strip mill, add galvanizing line at CSN Steel Processing, and improve WPC liquidity position Convertible into 11.8 million shares of New WPC only upon USW approval 3-year maturity with put/call rights for WPC/CSN Allow union right to bid to expire or be acted upon File S-4 and proxy statement/prospectus Shareholder meeting to approve transaction

Pro Forma Corporate Structure at Closing CSN WPC Public Shareholders New WPC CSN Steel Processing WPC WPSC 100% 100% 100% 49.5% 50.5%

Significantly Enhanced Shipments... ....expected from strategic capital investments New WPC Shipments1,3 CSN Steel Processing Shipments2,3 $75 million capital investment (includes new walking beam furnace) $75 million capital investment (includes new 350k ton galvanizing line) Notes: 1 New WPC shipments include CSN Steel Processing shipments 2 CSN Steel Processing excludes direct import shipments and scrap sales 3 Assumes timely completion, at projected costs, of walking beam furnace, galvanizing line and related capital expansion and upgrade projects, and operation at full capacity without any raw material shortages or labor disruptions

Significant Pro Forma Earnings Potential Operating Income Sources of Operating Growth Up to Notes: 1 See appendix for relevant assumptions 2 Pro forma run-rate potential operating income for 2009 reflects the combination of WPC and CSN Steel Processing and a slab agreement with CSN. Pro forma figures reflect completion of and a full year impact of upgrades to the hot strip mill (including a new walking beam furnace), the new galvanizing line and related capital expansion upgrade projects. See appendix for relevant assumptions 3 New WPC volumes include CSN Steel Processing

Extensive and Rigorous Internal Process In exploratory talks with broad range of parties regarding strategic alternatives in most recent 18 months and signed confidentiality agreements with several parties Proposals received from Esmark and CSN CSN proposal and business plan jointly developed with WPC with clear synergistic benefits Esmark proposals constantly changing and benefits and assumptions unsubstantiated Committee of independent directors formed to analyze proposals Two-step process with CSN designed to accommodate union concerns at this time Strong endorsement of current CSN proposal by WPC Board of Directors

CSN Alliance Provides Superior Value

CSN - Solid Liquidity Position Esmark - No Improvement2 Notes: 1 18 weeks of inventory for 1mm tons 2 Does not account for proposed new $350mm revolving credit facility as use of proceeds and potential requirements of the term lenders are unclear Superior Pro Forma Financial and Liquidity Position

CSN Overview Leading global steel producer with operations in Latin America, North America and Europe continuous feed with pre-heated scrap more efficient tapping of furnace Fully integrated steel producer and largest coated steel producer in Brazil. Current capacity of iron ore (2007): 21.5mm metric tonnes crude steel: 5.6mm metric tonnes rolled products: 5.1mm metric tonnes coated steel: 2.9mm metric tonnes Among the lowest cost steel producers in the world Announced plans to build four new blast furnaces with total annual productive capacity of 6 million metric tonnes to provide additional slabs by 2010 Currently in process of expanding Casa de Pedra iron ore mine from 16Mt/yr to 53 Mt/yr capacity 1.8 billion metric tonnes of reserves Publicly traded on Sao Paolo (BOVESPA) and New York (NYSE) stock exchanges Company Overview Significant Financial Strength1 Source: Bloomberg, CSN 1Q06 press release dated May 10, 2006 Note: 1 Financials for consolidated company

Contributes 900,000 tons of capacity for value-added products CSN Steel Processing Overview CSN Steel Processing Overview Overview of Facility Modern independent steel processing facility located in Terre Haute, Indiana with annual cold rolling capacity of 0.9 million tons Capability to produce 0.012 inch thick, 72 inch wide flat-rolled grades Previously Heartland Steel, formed in 1998 Purchased in June 2001 by CSN as platform for future North American growth Strategically located to serve Midwest region consuming two-thirds of steel produced in the US End customers include steel manufacturers, steel service centers, large distributors, and OEM, appliances and containers manufacturers Sole distributor of CSN products in the US and Canada Source: Iron and Steel Directory, 2005

Flexible Cost Structure Significant shift in primary hot-rolled coil substrate production from high fixed cost integrated production to more variable cost structure 2006E WPC Standalone HRC Production Pro Forma HRC Production1 Note: 1 Pro forma hot-rolled coil production reflects combination of WPC and CSN Steel Processing, completion of upgrades to the hot strip mill (including a new walking beam furnace), the new galvanizing line and related capital expansion and upgrade projects

Broader Value-Added Product Offering 65% Value-Added Products 70% Value-Added Products 2005 WPC Standalone Pro Forma1 Increase in volume to 4mm tons Note: 1 Pro forma product offerings reflect combination of WPC and CSN Steel Processing, completion of upgrades to the hot strip mill (including a new walking beam furnace), the new galvanizing line and related capital expansion and upgrade projects

10-year agreement Market price Volumes based on WPC and CSN Steel Processing requirements Favorable working capital terms, including an average 6-week slab inventory on-site supported by CSN Ability to increase supply in event of blast furnace shutdown Key Terms Benefits Allows for expansion to 4mm ton producer Promotes variable cost structure Minimum working capital funding requirements terms imply $156mm of working capital financing based on 1mm tons of slabs Taps into increased slab making capacity of CSN expected to come online by 2010 Economic interests aligned through significant minority investment Favorable Long-Term Slab Supply Agreement Underscores Business Plan

Governance Provisions and Shareholder Rights New WPC Board of Directors to consist of 11 directors 5 independent directors 2 USW directors James Bradley 3 directors designated by CSN Standstill agreements to prevent CSN from acquiring shares of New WPC without authorization of independent directors except an offer to acquire all outstanding shares not owned by CSN publicly announced share purchase program or tender offer to acquire 14.5% of outstanding shares upon repayment of the convertible financing Restrictions on CSN's ability to reduce ownership interest CSN to be granted customary registration rights All material agreements with CSN will require independent directors' approval includes quarterly review of CSN slab prices versus market independent board of directors' oversight to continue post-conversion No break-up fee; customary expense reimbursements

CSN Is The Right Next Step for WPC Result of rigorous, proactive process driven by strong, independent Board 18 month process included broad range of potential options formal proposals evaluated by committee of independent board members Compelling strategic fit increased capacity at hot strip mill broader value-added product capabilities highly attractive integrated network of facilities Unique, critically important slab agreement aligned economic interests and 10-year commitment promotes variable cost structure favorable working capital terms Clear, supportable economic benefits significant operating efficiencies and improved productivity substantial operating earnings growth enhanced liquidity and capital investment plan Esmark proposal lacks strategic rationale, undervalues WPC, is based on unsupported assumptions, and benefits primarily Esmark's owners Strong Strategic Fit Resulting in Superior Value for Wheeling-Pittsburgh Shareholders

Appendix

Assumptions For Run-Rate Operating Earnings Potential Overall the projections are based upon market conditions in the steel industry which have existed to date in 2006 and those that we expect to prevail for the balance of the year for Wheeling Pittsburgh Corporation except as otherwise described below operating income from the contribution of CSN Steel Processing shipments is a function of an expected average spread between selling prices and costs. These spreads are assumed to remain constant after the completion of the transaction except as a result of changes due to the planned addition of a galvanizing line or for greater volume Commercial shipments for the merged companies are expected to increase due to the acquisition of CSN Steel Processing and as a result of capital investments as seen on page 6 expected product mix is reflected on page 14 hot rolled selling prices and spreads over metallic costs are assumed to be stable throughout the projection period the spread of downstream steel product selling prices over hot rolled prices are projected to remain stable throughout the projection period income resulting from distribution in the U.S. and Canada of CSN flat rolled products remains stable throughout the projection period relationship between coated product prices and zinc costs do not reflect current year zinc cost increases Operating Costs no change in major raw materials related to integrated steel production (including iron ore and coke) scrap and purchased slab remain constant in relation to selling prices (spreads are maintained) source for HRC production becomes more flexible as seen on page 13 walking beam furnace installation in 2008 provides gas usage savings. Natural gas costs are assumed to approximate current year levels throughout the projection period USW represented labor costs reflect increases for the provisions in the existing contract (expiring 8/31/08) and estimates related to a new labor agreement Improved fixed cost absorption with the expected higher HSM and finishing volumes modest purchasing synergies are projected on non-labor spending Selling, General and Administrative SG&A costs increase primarily due to the addition of CSN Steel Processing Depreciation depreciation costs increase primarily due to estimated capital spending for the walking beam furnace, new galvanizing line, and other investments